UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                                  Fording Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    345426100
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                 October 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 345426100                     13D
----------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Ontario Teachers' Pension Plan Board

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) |_|

              (b) |_|

     3        SEC USE ONLY

     4
              SOURCE OF FUNDS

              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|
     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

                               7       SOLE VOTING POWER
    NUMBER OF SHARES                   3,150,260
BENEFICIALLY OWNED BY                  See Item 5.
EACH REPORTING PERSON
         WITH                  8       SHARED VOTING POWER
                                       None

                               9       SOLE DISPOSITIVE POWER
                                       3,150,260
                                       See Item 5.

                              10      SHARED DISPOSITIVE POWER
                                       None

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,150,260
              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   EXCLUDES CERTAIN
              SHARES                                                         |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.2%
              See Item 5.

     14       TYPE OF REPORTING PERSON

              EP

Item 1.           Security and Issuer.
                  -------------------

         This Statement on Schedule 13D (the "Statement") relates to the common shares, no par value (the "Common Shares"), of Fording Inc., a Canadian corporation (the "Company"). The principal executive offices of the Company are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4.

Item 2.           Identity and Background.
                  -----------------------

         (a) This Statement is being filed by Ontario Teachers' Pension Plan Board ("Teachers").

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3.           Source and Amount of Funds.
                  --------------------------

         Of the 3,150,260 Common Shares beneficially owned by Teachers, 936,128 Common Shares were acquired as a result of the completion of the Plan of Arrangement of Canadian Pacific Limited. Pursuant to the Plan of Arrangement, Teachers received 0.166 Common Shares for each common share it held in Canadian Pacific Limited. Teachers purchased the other 2,214,132 Common Shares it beneficially owns for a net amount of U.S.$49,337,048.70, which amount came from the pension fund managed by Teachers, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by Teachers.

Item 4.           Purpose of the Transaction.
                  --------------------------

         On October 21, 2002, Sherritt Coal Partnership II, a partnership of Sherritt International Corporation ("Sherritt") and Teachers, issued a press release announcing its intention to make a cash takeover bid to purchase all of the outstanding Common Shares for C$29.00 per share (approximately equal to U.S.$18.45 per share)(the "Takeover Bid"). According to the press release, the Takeover Bid will be subject to the shareholders of the Company tendering a minimum of 66 2/3% of the outstanding Common Shares and to normal conditions and regulatory approvals. The Takeover Bid will be open for acceptance by shareholders of the Company for a period of 60 days and will be made by means of a takeover bid circular to be mailed to shareholders.

         In the press release, Sherritt Coal Partnership II discloses that it is also considering supplementing its Takeover Bid to give shareholders the opportunity to receive certificates exchangeable for income fund trust units for all or a portion of their Common Shares. According to the press release, the new income trust, if formed, would create value by combining the metallurgical coal assets owned by the Luscar Energy Partnership, a joint venture of Sherritt and Teachers, with the metallurgical coal assets of the Company.

         A copy of the press release is included as Exhibit 1 to this Statement and incorporated by reference herein. The foregoing summary of the press release is qualified in its entirety by reference to the full text of the press release.

         Teachers currently intends to accept the Takeover Bid and to exchange all of the Common Shares it holds for the income fund trust units, if they are created.

         Sherritt has informed Teachers that, as of the date of this Statement, Sherritt holds none of the Common Shares.

         Teachers may in the future acquire Common Shares in the open market, in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Common Shares it holds in one or more transactions, in each case to the extent then permitted by applicable law and regulation. Except for the Takeover Bid and related transactions described in the October 21, 2002 press release or as set forth in this statement, Teachers currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs
(a) through (j) of Item 4 of the instructions to Schedule 13D. However, Teachers reserves the right from time to time, whether prior to or following consummation of the Takeover Bid, to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D, to the extent it deems advisable.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         (a)-(b) As of the date of this Statement (October 21, 2002), Teachers beneficially owns 3,150,260 Common Shares. According to information publicly available from the Toronto Stock Exchange, there were 50,896,083 Common Shares outstanding as of September 30, 2002. Based on such information, the 3,150,260 Common Shares beneficially owned by Teachers represent approximately 6.2% of the Common Shares outstanding.

         Teachers has sole voting and dispositive power over all of the 3,150,260 Common Shares beneficially owned by it.

         As of the date of this Statement, Jalynn Bennett, a director of Teachers, beneficially owns 1,750 Common Shares. Teachers disclaims beneficial ownership of any securities of the Company beneficially owned by Jalynn Bennett. Jalynn Bennett disclaims beneficial ownership of any securities of the Company beneficially owned by Teachers.

         As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, beneficially owns 83 Common Shares. Teachers disclaims beneficial ownership of any securities of the Company beneficially owned by Robert Bertram. Robert Bertram disclaims beneficial ownership of any securities of the Company beneficially owned by Teachers.

         Except as described above, neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto beneficially owns any Common Shares.

         (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Common Shares in the past sixty days, other than the following transactions, all of which were effected by Teachers on the Toronto Stock Exchange ("TSX") and the transaction described in the next succeeding paragraph:


 Price per Share       Date of    Purchase (P)  Number of         Transaction
(in U.S. dollars)    Transaction    Sale (S)    Securities     Effected Through
Includes Commission

      14.95           14-Aug-02         S        (2,400)              TSX
      15.19           14-Aug-02         S        (3,600)              TSX
      15.29           15-Aug-02         S        (1,600)              TSX
      15.22           15-Aug-02         S        (51,600)             TSX
      14.89           04-Sep-02         S       (141,313)             TSX
      14.40           13-Sep-02         P        337,000              TSX
      14.55           18-Sep-02         P        250,000              TSX
      14.55           18-Sep-02         P         50,000              TSX
      14.43           20-Sep-02         P         2,500               TSX
      14.53           20-Sep-02         P         4,100               TSX
      14.43           20-Sep-02         P         4,300               TSX
      14.43           20-Sep-02         P         9,500               TSX
      14.40           20-Sep-02         P         3,500               TSX
      14.40           20-Sep-02         P         2,500               TSX
      13.99           23-Sep-02         P         25,100              TSX
      13.94           23-Sep-02         P         5,000               TSX
      13.99           24-Sep-02         P        189,300              TSX
      13.98           24-Sep-02         P         31,700              TSX
      14.25           25-Sep-02         P         61,000              TSX
      14.07           25-Sep-02         P         18,000              TSX
      14.60           26-Sep-02         P         26,400              TSX
      14.21           01-Oct-02         P         58,700              TSX
      13.74           01-Oct-02         P         4,800               TSX
      13.86           01-Oct-02         P         5,300               TSX
      13.90           01-Oct-02         P         5,800               TSX
      14.11           03-Oct-02         P        242,500              TSX
      14.11           03-Oct-02         P         75,500              TSX
      14.45           04-Oct-02         P         10,100              TSX
      14.39           07-Oct-02         P         13,400              TSX
      14.45           08-Oct-02         P         10,000              TSX
      14.45           08-Oct-02         P         8,900               TSX
      14.44           08-Oct-02         P         24,600              TSX
      14.45           08-Oct-02         P         1,100               TSX
      14.39           09-Oct-02         P        626,400              TSX
      14.39           09-Oct-02         P        301,100              TSX
      14.42           10-Oct-02         P         9,000               TSX

         In addition to the foregoing transactions by Teachers, Jalynn Bennett, a director of Teachers, purchased 400 Common Shares on August 27, 2002 at a price of U.S.$15.26 per share through a discretionary account managed by her broker-dealer.

         (d) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  Except for the Takeover Bid and the Sherritt Coal Partnership II partnership with Sherritt, neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.           Material to be filed as Exhibits.
                  --------------------------------

                  Exhibit 1. Press Release, dated October 21, 2002, of Sherritt Coal Partnership II

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 21, 2002
                                        ONTARIO TEACHERS' PENSION PLAN
                                        BOARD, an Ontario, Canada corporation


                                        By: /s/ Claude Lamoureux
                                            ------------------------------------
                                               Name:  Claude Lamoureux
                                               Title: President and Chief
                                                      Executive Officer

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                       Residence or                         Principal Occupation or
Name                   Business Address                     Employment
----                   ----------------                     ----------

Claude Lamoureux       5650 Yonge Street                    President and Chief Executive
                       5th Floor                            Officer of Teachers
                       Toronto, Ontario
                       M2M 4H5

Robin Korthals         Royal Trust Tower                    Chair
(Chairperson)          Toronto Dominion Centre
                       77 King Street West
                       Suite 4545
                       Toronto, Ontario
                       M5K 1K2

Jalynn Bennett         247 Davenport Road                   President of Jalynn H. Bennett
(Director)             Suite 303                            Associates, a strategic planning
                       Toronto, Ontario                     consulting firm whose principal
                       M5R 1J9                              business address and office are
                                                            the same as for Ms. Bennett

Ann Finlayson          440 Markham Street                   Self-employed journalist,
(Director)             Toronto, Ontario                     speaker, freelance editor and
                       M6G 2L2                              consultant

Lucy Greene            1736 Caughey Lane                    Retired Human Resources Executive
(Director)             Penetang, Ontario                    for Sun Life Assurance Company
                       L9M 1X4                              of Canada


Geof Clarkson          P.O.  Box 251                        Retired Partner with Ernst
(Director)             Toronto-Dominion Centre Toronto,     & Young
                       Ontario
                       M5K 1J7

Gary Porter            820-439 University Ave               Self-employed Chartered Accountant
(Director)             Toronto, Ontario
                       M5G 1Y8



Ralph Lean, Q.C        Cassels Brock & Blackwell            Corporate & Commercial Lawyer
(Director)             40 King Street West
                       Suite 2200
                       Toronto, Ontario
                       M5H 3C2

John S. Lane, C.F.A    77 Dawlish Avenue                    Retired Senior Vice President,
(Director)             Toronto, Ontario                     Investments Sun Life Assurance
                       M4N 1H2                              Company of Canada

Guy Matte              7083 Notre-Dame                      Former Executive Director of the Association
(Director)             Ottawa, Ontario                      des enseignantes et des enseignants
                       K1C 1J1                              franco-ontariens

Robert Bertram         5650 Yonge Street                    Executive Vice President,
                       5th Floor                            Investments of Teachers
                       Toronto, Ontario
                       M2M 4H5

Allan Reesor           5650 Yonge Street                    Executive Vice President, Member
                       5th Floor                            Services and Chief Information
                       Toronto, Ontario                     Officer of Teachers
                       M2M 4H5

John Brennan           5650 Yonge Street                    Vice President, Human Resources
                       5th Floor                            and Public Affairs of Teachers
                       Toronto, Ontario
                       M2M 4H5

Andrew Jones           5650 Yonge Street                    Vice President, Finance of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Peter Maher            5650 Yonge Street                    Vice President, Audit Services of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Roger Barton           5650 Yonge Street                    Vice President, General Counsel
                       5th Floor                            and Secretary of Teachers
                       Toronto, Ontario
                       M2M 4H5



Rosemarie McClean      5650 Yonge Street                    Vice President, Client Services
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Morgan McCague         5650 Yonge Street                    Senior Vice President,
                       5th Floor                            Quantitative Investments of
                       Toronto, Ontario                     Teachers
                       M2M 4H5

Marcus Dancer          5650 Yonge Street                    Vice President, Quantitative
                       5th Floor                            Investments of Teachers
                       Toronto, Ontario
                       M2M 4H5

Neil Petroff           5650 Yonge Street                    Senior Vice President,
                       5th Floor                            Fixed Income, International Equities and
                       Toronto, Ontario                     Foreign Exchange of Teachers
                       M2M 4H5

Brian Gibson           5650 Yonge Street                    Senior Vice President, Active Equities
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Dean Metcalf           5650 Yonge Street                    Vice President, Merchant Banking
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Leo de Bever           5650 Yonge Street                    Senior Vice President, Research
                       5th Floor                            & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Russ Bruch             5650 Yonge Street                    Vice President, Research &
                       5th Floor                            Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Phil Nichols           5650 Yonge Street                    Vice President, MIS Member
                       5th Floor                            Services of Teachers
                       Toronto, Ontario
                       M2M 4H5


Sean Rogister          5650 Yonge Street                    Vice President, Fixed Income of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Barbara Zvan           5650 Yonge Street                    Vice President, Asset Mix & Risk Management,
                       5th Floor                            Research & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Wayne Kozun            5650 Yonge Street                    Vice President, TAA & Real Return,
                       5th Floor                            Research & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Bruce Ford             5650 Yonge Street                    Vice President, International
                       5th Floor                            Equity Indices & Foreign Exchange
                       Toronto, Ontario
                       M2M 4H5

Jim Leech              5650 Yonge Street                    Senior Vice President, Merchant Banking of
                       5th Floor                            Teachers
                       Toronto, Ontario
                       M2M 4H5

Mark MacDonald         5650 Yonge Street                    Vice President, Merchant Banking of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Ron Mock               5650 Yonge Street                    Vice President, Alternative Investments
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Lee Sienna             5650 Yonge Street                    Vice President, Merchant Banking of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Zev Frishman           5650 Yonge Street                    Vice President, International Equities of
                       5th Floor                            Teachers
                       Toronto, Ontario
                       M2M 4H5


Rosemary Zigrossi      5650 Yonge Street                    Vice President, Venture Capital of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5